SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sidus Space Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

826165201

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826165201	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 222,200 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 222,200 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,200 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	As more fully described in Item 4, this percentage is based on 2,690,444 outstanding shares of the issuer’s Class A common stock, par value $0.0001 per share (the “Common Stock”), as verified by the reporting persons with the issuer as of February 1, 2024. The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment No. 1 to Statement on Schedule 13G (this “Amendment”) reflects the one-for-100 reverse stock split of the Common Stock, effective December 19, 2023 (the “Reverse Split”).

CUSIP No. 826165201	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 222,200 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 222,200 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,200 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) As more fully described in Item 4, this percentage is based on 2,690,444 outstanding shares of the Common Stock, as verified by the reporting persons with the issuer as of February 1, 2024. The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects the Reverse Split.

CUSIP No. 826165201	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 222,200 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 222,200 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,200 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) As more fully described in Item 4, this percentage is based on 2,690,444 outstanding shares of the Common Stock as verified by the reporting persons with the issuer as of February 1, 2024. The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects the Reverse Split.

CUSIP No. 826165201	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 222,200 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 222,200 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,200 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) As more fully described in Item 4, this percentage is based on 2,690,444 outstanding shares of the Common Stock, as verified by the reporting persons with the issuer as of February 1, 2024. The number of shares of Common Stock beneficially owned by the reporting persons disclosed in this Amendment reflects the Reverse Split.

CUSIP No. 826165201	13G/A	Page 6 of 10 Pages

This Amendment No. 1 to Statement on Schedule 13G (this “Amendment”) amends and supplements the Statement on Schedule 13G filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on February 7, 2023 (the “Statement”). The purpose of this Amendment is to update the beneficial ownership information on the cover pages and in Item 4 in the Statement and to amend Item 2(e) in the Statement.

Item 1(a). Name of Issuer:

Sidus Space Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 150 N. Sykes Creek Parkway, Suite 200, Merritt Island, FL 32953.

Item 2(a). Names of Persons Filing:

(i)	Ionic Ventures LLC, a California limited liability company (“Ionic”);

(iv)	Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(ii)	Brendan O’Neil (“Mr. O’Neil”); and

(iii)	Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment, pursuant to which they have agreed to file this Amendment and all subsequent amendments to the Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O’Neil and Mr. Coulston is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Statement and this Amendment relates is the Issuer’s Class A common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number: 826165201

CUSIP No. 826165201	13G/A	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on 2,690,444 shares of Common Stock outstanding as verified by the Reporting Persons with the Issuer as of February 1, 2024.

As of January 31, 2024, Ionic is the beneficial owner of 222,200 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 826165201	13G/A	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 826165201	13G/A	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024		IONIC VENTURES, LLC

By: Ionic Management, LLC
its Manager

By: /s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 826165201	13G/A	Page 10 of 10 Pages

 EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 7, 2024		IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

By: /s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston